Exhibit 99.1

CureVac Announces Solid Progress in Phase 2 COVID-19 and Seasonal Flu Clinical Development Programs in Collaboration with GSK

•	COVID-19 Phase 2 clinical trial fully enrolled
o	Study compares mono- and bivalent vaccine candidates against licensed comparator COVID-19 vaccine

•	First participant dosed in seasonal flu Phase 2 part of combined Phase 1/2 study
o	Study compares a potentially differentiated, multivalent vaccine candidate with broad antigen coverage against licensed comparator vaccine

TÜBINGEN, Germany / BOSTON, USA – November 1, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced solid progress in its clinical vaccine development programs in COVID-19 and seasonal flu, conducted in collaboration with GSK.

“Through the successful execution of Phase 1 and 2 studies, together with our partner GSK, we are on track to move our most advanced COVID-19 and seasonal flu programs forward into the later stages of clinical development,” said Dr. Myriam Mendila, Chief Development Officer of CureVac. “The impact of mRNA technology continues to transform healthcare. As a company at the forefront of continuing mRNA innovation, we are excited to move potentially disruptive vaccine candidates toward the market.”

In the joint COVID-19 development program, recruitment of the ongoing Phase 2 study was completed at 427 randomized participants after the first participant was dosed in August 2023. The study assesses the safety and immunogenicity of different single booster doses of two modified mRNA COVID-19 vaccine candidates: the monovalent candidate, CV0601, encoding the spike protein of the omicron BA.4-5 variant and the bivalent candidate, CV0701, encoding the spike protein of the omicron BA.4-5 variant as well as the original SARS-CoV-2 strain. Vaccine candidates are compared to a licensed or authorized bivalent COVID-19 comparator vaccine. Interim Phase 2 data are expected in early 2024.

In the joint seasonal flu development program, the first participant was dosed in the Phase 2 part of the combined Phase 1/2 study, following selection of a promising vaccine candidate based on positive Phase 1 interim data announced September 12, 2023. The potentially differentiated, multivalent candidate encodes antigens matched to all WHO-recommended flu strains. It was selected from the Phase 1 part of the study that compared a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate. In Phase 2, the selected candidate will be tested in younger and older adults at different dose levels compared to age-appropriate licensed seasonal flu comparator vaccines. Data are expected in 2024.

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About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

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Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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